Mail Stop 6010

April 13, 2009

Raymond P. Warrell, Jr., M.D.
Chief Executive Officer
Genta Incorporated
200 Connell Drive
Berkeley Heights, NJ 07922

> **Re: Genta Incorporated**
> **PRER14A**
> **Filed April 9, 2009**
> **File No. 000-19635**

Dear Dr. Warrell:

We have limited our review of your filing to the issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRER14A filed April 9, 2009

Purpose of Proposed Reverse Stock Split, page 5

1. We note your response to our previous comment 1. Please revise the filing to address the following issues:

    a. On page 5 you state that the company's board of directors believes that the reverse stock split would be beneficial because it "would increase the price" of the company's common stock. However, at the bottom of the same page you state that "in many cases, the market price of a company's shares of common stock declines after a reverse stock split." These statements appear to be contradictory. Please revise and reconcile these statements.

b. We note your statement on page 5 that an increase in the per share trading value of the company's common stock would be beneficial because it would "reduce stockholder transaction costs." Please explain how and why an increase in the per share trading value of the company's common stock would reduce stockholder transaction costs.

c. It appears from the newly added disclosure on page 8 of the filing that one of the company's reasons for proposing the reverse stock split would be to avoid triggering an event of default under the 2009 Notes. Please add disclosure to this section clarifying this point.

Authorized Shares of Stock, page 7

2. We note numerous statements on page 5 of the filing in which the company emphasizes to shareholders that the board of directors would have the "sole discretion" to elect to effect the proposed reverse stock split and will do so "only if it believes that a decrease in the number of shares outstanding is likely to improve the trading price of [the company's] common stock, and only if the implementation of a reverse stock split is determined by the Board of Directors to be in the best interests of the Company and [its] stockholders." On page 8 of the filing, however, you state that if the company does not effect a reverse stock split within 105 days of the 2009 Initial Closing, the company will be in default under the 2009 Notes. Therefore, it does not appear that it is in the board's "sole discretion" as to whether or not to effect the reverse stock split, but rather that the board of directors would be required to approve the effectuation of the reverse stock split, if approved by the company's shareholders, under the terms of the 2009 Notes. Please revise your disclosure to clearly address this issue.

3. Please provide a detailed explanation of the consequences to the company of defaulting under the 2009 Notes in the event the company does not affect a reverse stock split within 105 days of the 2009 Initial Closing.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Crotty at (202) 551-3563 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director